Exhibit 99.2

OMITTED INFORMATION IS THE SUBJECT OF A REQUEST FOR CONFIDENTIAL TREATMENT PURSUANT TO RULE 24B-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

Addendum Agreement to License and Cooperation Agreement for Perifosine

by and between

Zentaris GmbH, Weismüllerstrasse 45, D-60314 Frankfurt am Main

- herein “Zentaris”

And

AOI Pharma, Inc., 750 Lexington Avenue, 26th Floor, New York, New York 10022, USA

- herein “AOI”-

Zentaris and AOI herein each a “Party”

and collectively “Parties”

regarding pharmaceutical activities for Perifosine to be provided by Zentaris.

WITNESSETH:

WHEREAS, AOI and Zentaris have entered into a License Agreement for Perifosine dated September 18, 2002 regarding the development, manufacturing and commercialization of Perifosine (“License Agreement”).  This addendum is made to define the agreement of the Parties with respect to the Pharmaceutical Development of Perifosine API and Perifosine Drug Product.

1.                                      Definitions

The terms employed in this addendum shall have the same meaning as specified in Section 1 of the License Agreement. Additional terms are defined as follows:

1.1                                 “CMC Representatives” shall mean the personnel designated by each party (refer to § 4) to make decision on tasks and timing required for Pharmaceutical Development of Perifosine.

1.2                                 “Development Services” shall mean and include certain activities to execute the plan for Pharmaceutical Development as herein appended or as subsequently modified by the Parties, or to produce Perifosine API and/or Drug Product for use in clinical trials.  The Parties agree that such Development Services shall be provided by Zentaris unless Zentaris delegates certain Development Services to AOI or such Development Services which have to be provided by AOI for regulatory purposes.

1.3                                 “Pharmaceutical Development” shall mean and include all tasks and activities performed for the purpose of obtaining CMC (Chemistry, Manufacturing & Controls) Development Data suitable for regulatory approval, and a robust and economical manufacturing process capable of meeting quality control targets at commercial production volumes.  As such, it includes, but is not limited to the activities of process and formulation development, scale-up trials and production of drug materials for use in clinical trials, equipment and process validation, qualification of materials, stability and compatibility testing of the API and Drug Product, as well as development and validation of analytical methodology necessary to process validation and product release testing.

2.                                      Development Services of Zentaris

2.1                                 Zentaris and AOI shall jointly be responsible for the Pharmaceutical Development of Perifosine.  The initial Development Services to be performed by Zentaris, including the estimated time lines for such Development Services, are described in Table 1 hereto.  Any further Pharmaceutical Development hereunder shall be agreed first between the CMC Representatives of both Parties and finally in the Co-Ordination Committee in accordance with Sections 5.2 et seq. of the License Agreement, provided, however, that neither party shall have the casting vote regarding the Pharmaceutical Development and the Development Services unless either Party can demonstrate to the reasonable satisfaction of the other Party, that such Pharmaceutical Development and Development Services are (or, alternatively, are not) required for regulatory or economical manufacturing purposes.

2.2                                 Each Party is entitled - in its own discretion - to employ subcontractors to perform the Development Services hereunder.

2.3                                 The estimated costs for Zentaris to perform specified Development Services are indicated in Table 2 hereto.  The assumptions on which these estimates are based are indicated in the Appendix below.  The actual costs of the Development Services performed by Zentaris or AOI hereunder regarding the Pharmaceutical Development (including API costs) will be shared [**(1)]%  by each Party except for the packaging, labelling and final release of study medication requested by a Party to perform clinical studies, which will be paid for by the requesting Party.  Table 3 gives an overview of estimated costs to AOI for packaging, labelling and final release of specific study medication according to the general project plan.  In the event that Development Services exceed the estimate by more than [*******] percent ([**]%), the reason for the excess will be explained according to Section 2.9 below.

2.4                                 Fees payable by AOI to Zentaris for Development Services rendered will be invoiced according to Table 2.  VAT, if any, will be invoiced separately.  All invoices are payable within thirty (30) days of the date of the invoice.  Where applicable, currency exchange shall be made at the 7-day moving average (centered on the invoice date) interbank rate cited at http://www.oanda.com (or other reference as subsequently agreed by the parties).  Fees payable to AOI shall be made on the same basis.

2.5                                 The costs of the Development Services not included in Table 1 shall be the sum of direct expenses and the cost of Zentaris resources, compensated on an hourly basis in accordance with Zentaris’ applicable standard rate.  This standard rate is € [***] per hour for the year 2003, and may be adjusted annually to reflect increases in labour and operating costs.  The new hourly rate for the subsequent year(s) will be referenced to industry-specific inflation rates and communicated to AOI on or before December 31 of the preceding year.  The invoicing of additional costs will be performed according to §2.3 and 2.4.

(1) Omitted information is the subject of a request for confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and has been filed separately with the Securities and Exchange Commission

2.6                                 The tasks and timing for the Pharmaceutical Development of Perifosine, including estimates of Zentaris resource requirements for Development Services performed under subsection 2.5, will be reviewed by the CMC Representatives from time to time both independently and in conjunction with the meeting of the Co-Ordination Committee. Changes to the approved Pharmaceutical Development plan Table 1) have to be mutually agreed by the Parties, according to the conditions of Section 5 of the License Agreement.  The Parties will make their best reasonable effort to formally issue a revised plan for the Pharmaceutical Development within 14 business days of the program review. The Parties may agree on further Development Services (in addition to the Development Services in Table 1) to be performed by Zentaris for the Pharmaceutical Development, including tasks, timing and fees, for up to the subsequent 12 months.

2.7                                 Both Parties appoint the persons listed in §4 hereto as CMC Representatives to be contacted on all pharmaceutical and technical questions.  Each Party shall inform the other Party in writing about any replacement.

2.8                                 Each Party shall bear its own costs for normal business interactions related to this agreement, including, without limitation, communications, business reviews/meetings of the Coordination Committee, and travel and living expenses.

2.9                                 Zentaris shall report on the Development Services performed and any development results achieved to the CMC Representative from AOI as listed under §4.  Reports will be submitted as indicated in Table 2.

3.                                      Intellectual Property

3.1                                 Since AOI and Zentaris are partners in the Pharmaceutical Development of perifosine, all Improvements and Inventions and any other data, information and invention generated in the course of or as a result of the Development Services shall be the joint property of AOI and Zentaris, each of whom shall have a one-half pro indiviso share.  Joint patent rights shall be filed in the name of both Parties and assigned by the inventors to both Parties.  Both Parties shall be free to use such jointly owned inventions, to grant sublicenses and assign such jointly owned inventions, subject to the confidentiality obligations under Section 6 of the License Agreement and subject to the rights and limitations as defined in Section 7 of the License Agreement.

4.                                      CMC Representatives

The following persons will stay in contact to communicate, discuss and decide about all pharmaceutical aspects in the development of the API and final dosage form:

William Bennett (AOI)
Tel.:                                                 +1 203 406 1725 ext. 2509
Fax:                                                   +1 203 406 1726

Mobile:          +l 908 230 7370

Dr. Matthias Rischer (Zentaris)
Tel.:                                                 + 49 69 42602 3431
Fax:                                                   + 49 69 42602 3413
Mobile:          + 49 173 676 7262

5.                                      Term and Termination

5.1                                 After the first year of this agreement, either party may terminate this addendum agreement upon ninety days written notice to the other Party.  After the termination notice is issued, the parties shall review the Pharmaceutical Development program and terminate any further Pharmaceutical Development activities.  Any expenses that cannot be terminated shall be handled according to Section 2 of this agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed this 3rd day of December, 2003, by their duly authorized representatives.

Zentaris GmbH		AOI Pharma, Inc.

By:	/s/ Matthias Rischer	By:	/s/ Michael S. Weiss
Name:	Matthias Rischer	Name:	Michael S. Weiss
Title:	Vice President	Title:	Chairman
Date:	12/5/2003	Date:	12/3/03
By:	/s/ Matthias Seeber
Name:	Matthias Seeber
Title:	Managing Director
Date:	12/5/03